Exhibit 4.11

First Addendum to Executive Employment Agreement

This addendum (the “Addendum”) effective as of June 22, 2019 (the “Effective Date”) is made to the Executive Employment Agreement (defined hereinafter), entered into by and between Infosys Ltd. (the “Company”) and Salil S Parekh (“Executive” and together with the Company, the “Parties”)

WHEREAS:

1.	Parties had entered into an Executive Employment Agreement (“Agreement”) on 2nd December, 2017
2.	Parties now desire to amend the Agreement, in the manner as set forth in this First Addendum.

NOW THEREFORE in consideration of the foregoing and the mutual provisions contained herein and for other good and valuable consideration, the parties hereto agree as follows:

1)	A new clause 2 (iv) (d) shall be added to the Agreement to read as follows,

“2019 Annual Performance Equity Grant - Subject to the approval by the Board (or its committee), the Executive will be eligible to receive such number of performance based stock incentives in the form of Restricted stock units (RSUs) on an annual basis, having a market value of Rupees Ten Crore (Rs 10,00,00,000) (determined based on the market price of the Company’s equity shares on the date of the grant), which shall vest 12 months from the date of each Grant (“the 2019 Annual Performance Equity Grant”). The Vesting of the 2019 Annual Performance Equity Grant is subject to the Company’s achievement of certain performance milestones as set out in the Infosys Expanded Stock Ownership Program – 2019 and as determined by the Board (or its committee); and any RSU’s that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. The 2019 Annual Performance Equity Grant shall continue till the expiry of the pool of stock incentives available under the Infosys Expanded Stock Ownership Program – 2019, or until cessation of the Executive’s employment with the Company, whichever is earlier. The vesting and other terms of each Grant will be governed by the grant agreement between the parties.

Company Confidential - This communication is confidential between you and Infosys Limited

2)	Clause 2 (iv) (c) of the Agreement shall be replaced with the following,

“Performance Equity Grant - Subject to the approval by the Board (or its committee), the Executive will be eligible to receive an Annual Performance Equity Grant of Shares having a Value equal to Rupees Thirteen Hundred Lakhs (INR 130,000,000). The number of shares that will vest under each Annual Performance Equity Grant shall be calculated upon the Executive’s successful completion of each full fiscal year with the Company, the first of which shall conclude on March 31, 2019. The vesting of the Annual Performance Equity Grant is subject to the Company’s achievement of certain milestones as determined by the Board (or its Committee) in its sole discretion, from time to time, in consultation with the Executive; and any Shares that do not vest as a result of the failure of the Company to meet the milestones shall be forfeited. The Performance Equity Grant shall be granted to Executive within sixty (60) days of the beginning of each financial year for each of the Executive’s Term. The Shares shall vest as soon as practicable after the Board (or its Committee) determines the number of Shares that will vest under each Annual Performance Equity Grant but in no event later than the 15th day of the 3rd month following the close of the Company’s fiscal year. For the Performance Equity Grant to vest the Executive must be employed with the Company for the 12-month period measured from the Date of Grant; except in the event the Agreement is not renewed after the Initial Term the Executive shall be entitled to receive the Shares under the Performance Equity Grant for the year ending March 31, 2023, subject to the achievement of the milestones determined by Board and pro-rated to account for the partial time he was employed for the fiscal year 2022-2023.”

3)

Save and except to the extent expressly and specifically provided in this Addendum to the Agreement, all other terms and conditions of the Agreement shall remain unaltered and continue to remain in full force and binding upon the parties hereto.

IN WITNESS whereof each of the parties have executed this Addendum, in the case of the Company by their duly authorized officer, as of the day and year first above written.

Executive	INFOSYS LIMITED

Signature:	Signature:

Name : Salil S. Parekh	Shanker Krishnamurthy

Employee No.: 782410	EVP and Group Head – Human Resources

Date:	Date

Company Confidential - This communication is confidential between you and Infosys Limited